February 8, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Intensity Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-260565

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on February 6, 2023, in which we, as representative of the several underwriters of Intensity Therapeutics, Inc.’s proposed public offering, joined Intensity Therapeutics, Inc.’s request for acceleration of the effective date of the above-referenced Registration Statement for February 8, 2023, at 4:30 p.m. Eastern Time. Intensity Therapeutics, Inc. is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

THE BENCHMARK COMPANY, LLC

As representative of the

several Underwriters

By:	/s/ Michael Jacobs
Name:	Michael Jacobs
Title:	MD/Head of ECM